SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Ltd. Announces its 2006 Financial Results
Release and Conference Call on March 06th, 2007

Givatayim, Israel; March 1st, 2007. Pointer Telocation Ltd. (Nasdaq Capital Markets: PNTR), a leading provider of services to insurance companies and car owners, including road side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, will release its 2006 financial results on Tuesday, March 06th 2007.

Pointer Telocation’s management will host two conference calls with the investment community to review and discuss the results:

—	The Hebrew Conference Call will take place on 15:00 Israel time, 8:00 AM EST.

—	The English Conference Call will take place on 9:00 AM EST, 16:00 Israel time.

To listen to the calls, please dial in to one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences.

From USA: +1-888-407-2553
From Israel: 03-918-0687

A replay will be available from March 07th, 2007 at the company website: www.pointer.com .

About Pointer Telocation:
Pointer Telocation Ltd (www.pointer.com) provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: March 1, 2007